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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2013

Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 17359

13014036

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ___Stonegate Securities, Inc.___

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

5950 Sherry Lane, Suite 410
(No. and Street)

Dallas   **Texas**   **75225**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott R. Griffith   **214-987-4121**
         (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue   **Dallas**   **Texas**   **75214**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____ SCOTT R. GRIFFITH _____ , swear (or affirm) that, to the best of
my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of
_____ STONEGATE SECURITIES, INC. _____ , as
of _____ DECEMBER 31 _____ , 20 ___ 12 ___ , are true and correct. I further swear (or affirm)
that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None Noted _____

```
RICHARD BARNETT
Notary Public, State of Texas
My Commission Expires
June 23, 2015
```

_____
Signature

Subscribed and sworn
to me before   _____ PRESIDENT _____
this ___28___ day of ___February___ 2013   Title

_____
Notary Public

This report * contains (check all applicable boxes):

[X]	(a)	Facing page.
[X]	(b)	Statement of Financial Condition.
[X]	(c)	Statement of Income (Loss).
[X]	(d)	Statement of Cash Flows
[X]	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[X]	(g)	Computation of net capital for brokes and dealers pursuant to Rule 15c3-1.
[ ]	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
[ ]	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
[ ]	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
[ ]	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X]	(l)	An oath or affirmation.
[X]	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X]	(o)	Independent Auditors' Report on Internal Control.
[ ]	(p)	Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STONEGATE SECURITIES, INC.

TABLE OF CONTENTS
DECEMBER 31, 2012 AND 2011

	Page
INDEPENDENT AUDITORS' REPORT	**1**
FINANCIAL STATEMENTS	
Statement of Financial Condition	**3**
Statement of Income and Changes in Retained Earnings	**4**
Statement of Cash Flows	**5**
Notes to Financial Statements	**6**
SUPPLEMENTAL INFORMATION	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission .	**13**
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from Securities and Exchange Commission Rule 15c3-3	**14**
Independent Auditors' Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation	**17**
Schedule of Assessment and Payments (General Assessment Reconciliation) [Form SIPC-7]	**19**



McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Stonegate Securities, Inc.

We have audited the accompanying statements of financial condition of Stonegate Securities, Inc. (the "Company") as of December 31, 2012 and 2011, and the related statements of income and changes in retained earnings, and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonegate Securities, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2012 and 2011 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 25, 2013

McBee & Co. • 718 Paulus Avenue • Dallas, Texas 75214

STONEGATE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
. . . . ASSETS		
Cash and Cash Equivalents	$ 129,878	$ 79,156
Accounts Receivable:		
Trade	168,333	157,477
Parent	178,067	132,940
Prepaid Expenses	6,393	8,297
Marketable Securities (Notes 7 and 9)	10,628	
TOTAL	$ 493,299	$ 377,870
. . . . LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts Payable:		
Trade	$ 9,547	$ 7,673
Others	31,127	
Deferred Rent	1,117	5,586
Accrued Liabilities	5,800	
Total	47,591	13,259
Commitments and Contingencies (Notes 6 and 8)		
Shareholders' Equity		
Common Stock, $1 Par Value, 1,000 Shares Issued and Outstanding	1,000	1,000
Additional Paid-in-Capital	363,500	363,500
Retained Earnings	81,208	111
Total	445,708	364,611
TOTAL	$ 493,299	$ 377,870

STONEGATE SECURITIES, INC.

STATEMENT OF INCOME AND CHANGES IN RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUE		
Retainers	$ 1,586,261	$ 968,170
Private Placement	21,868	551,604
Investment Banking	46,930	150,500
Commissions	20,512	26,708
Marketable Securities (Notes 7 and 9)		
Realized Loss	(14,700)	
Unrealized Loss	(16,786)	
Total	1,644,085	1,696,982
EXPENSES		
Employee Compensation and Benefits	647,560	606,146
Communications and Development	135,793	174,802
Brokerage and Clearance	12,868	13,367
Occupancy, Operating and Overhead (Note 10)	750,540	828,948
Total	1,546,761	1,623,263
INCOME (LOSS) BEFORE PROVISION FOR STATE TAX	97,324	73,719
PROVISION FOR STATE TAX (Note 2)	16,227	6,500
NET INCOME	81,097	67,219
RETAINED EARNINGS		
Beginning of Year	111	67,108
End of Year	$ 81,208	$ 111

STONEGATE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 81,097	$ 67,219
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Retainer fees	(66,195)	
Loss on sale of marketable securities	14,700	
Unrealized loss on marketable securities	16,786	
Change in operating assets and liabilities decrease (increase):		
Accounts receivable	(55,983)	(98,746)
Clearing deposit		10,000
Prepaid expenses	1,904	(8,297)
Accounts payable	33,002	(34,555)
Accrued liabilities	5,800	
Total adjustments	(49,986)	(131,598)
Net Cash Provided (Used) by Operating Activities	31,111	(64,379)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Sales of Marketable Securities	24,081	
Net Cash Provided by Investing Activities	24,081	
CASH FLOWS FROM FINANCING ACTIVITIES		
Deferred Rent	(4,470)	(4,470)
Net Cash Used by Financing Activities	(4,470)	(4,470)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	50,722	(68,849)
Beginning of Year	79,156	148,005
End of Year	$ 129,878	$ 79,156
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES		
Marketable Securities Provided as Retainer Fees	$ (66,195)	$
Unrealized Loss on Marketable Securities	$ 16,786	$
SUPPLEMENTAL CASH FLOW DISCLOSURES		
State Income Taxes Paid	$ 16,227	$ 6,500

See Notes to Financial Statements

5

STONEGATE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Stonegate Securities, Inc. (the "Company') was incorporated in Texas, in 1972. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Dallas, Texas. The Company is a wholly-owned subsidiary of Griffith Shelmire Partners, Inc. (the "Parent"). The Company's main source of revenue is providing investment banking services to public companies throughout the United States. As an introducing broker-dealer, the Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, agency transactions, investment advisory, and institutional private placement of securities throughout the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Management classifies all investments as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains or losses included as a component of income. See Note 9 for information relating to the determination of fair value. Realized gains and losses on available-for-sale securities are included in income. The cost of securities matured or sold is based on the specific identification method.

Revenue

Investment banking revenue includes fees from raising capital and moving large blocks of stock for small-cap companies. The Company is engaged by clients to solicit institutional investors and manage the related processes of the transactions. Capital raising revenue and block transaction revenue are earned upon the successful closing of a transaction.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of the end of December 31, 2012 or 2011.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Tax

The Company files a consolidated federal and state income tax return with the Parent. Any resulting Federal and state provision or benefit for income taxes is recorded as receivable from or payable to the Parent and represents the applicable share allocated to the Company. The Federal income tax rate is approximately 35 percent. The Company has recorded provisions for estimated Texas margin taxes totaling $16,227 and $6,500 for the years ended December 31, 2012 and 2011, respectively, which are included in the accounts payable on the accompanying statements of financial condition.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2012 and 2011, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31 2012, the years ending December 31, 2009, 2010, 2011 and 2012 remain subject to examination by major tax jurisdictions.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 and 2011, the Company had net capital of $82,284 and $65,844, which were $77,284 and $60,844 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was 0.6 to 1 and 0.2 to 1 at December 31, 2012 and 2011, respectively.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2012 and 2011, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities in which it acts as an agent connecting small-cap companies with institutional investors. In the event a transaction closes and the small cap company does not fulfill its obligations to pay the contractual fee, the Company may be exposed to risk. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and accounts receivable. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes

that it is not exposed to any significant risk related to cash. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the company's annual revenue or outstanding accounts receivable balance at the end of the year. At December 31, 2012, the Company had no customers representing 10% of total revenue and for 2011, the Company had 1 major customer representing approximately 20% of total revenue.

6. **LEASE COMMITMENTS**

The Company leases office space under a non-cancelable lease. Rental expense approximated $74,600 and $87,400 for 2012 and 2011, respectively. The terms of the lease generally require the Company to provide liability insurance and cover certain general operating expenses with provision for escalations and pay for parking. The aggregate future minimum rental obligations at December 31, 2012 are noted below:

December 31,	Amount
2013	$ 46,470
Total	$ 46,470

7. **MARKETABLE SECURITIES**

Investments in marketable debt and equity securities at December 31, 2012 are as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Losses	Estimated Fair Value
Available for Sale				
Corporate Stock Warrants	$ 27,413	–	$ (16,786)	$ 10,628
Total	**$ 27,413**	–	**$ (16,786)**	**$ 10,628**

The change in net unrealized holding losses on securities available for sale in the amount of $16,786 has been charged to income for the year ended December 31, 2012.

The gross unrealized losses on these investments were primarily due to adverse market conditions during the past year.

Proceeds from the sale of available for sale securities during 2012 was $24,082. Gross losses of $14,700 were realized on sales of available for sale securities during 2012.

8. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable input (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2012.

Cash and Cash Equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts Receivable and Accounts Payable: The carrying amounts of accounts receivable and accounts payable in the balance sheet approximate fair value.

Common Stock Warrants: Valued at the closing price reported on the active market on which the underlying individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's fair value measurements as of December 31, 2012:

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Available for Sale:				
Corporate				
Stock Warrants	$ 10,628	–	–	$ 10,628
Total Assets				
at Fair Value	$ 10,628	–	–	$ 10,628

10. RELATED PARTY TRANSACTIONS

The Parent provides equipment and general and administrative services to the Company. In return, the Company pays the Parent a discretionary management fee. For the years ended December 31, 2012 and 2011, the Company paid management fees to the Parent of approximately $429,500 and $608,600, respectively, which are reflected as occupancy, operating and overhead expenses in the accompanying statement of operations and changes in retained earnings. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

11. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the years ended December 31, 2012 and 2011, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph(k)(2)(i) of Rule 15c3-3.

12. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.

SUPPLEMENTAL INFORMATION

STONEGATE SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
NET CAPITAL		
Total Shareholder's Equity Qualified for Net Capital	$ 445,708	$ 364,611
Less Non-allowable Assets	363,421	298,714
Net Capital before Haircuts	82,287	65,897
Haircuts on Securities Cash and Cash Equivalents	3	53
Net Capital	$ 82,284	$ 65,844
AGGREGATE INDEBTEDNESS	$ 47,591	$ 13,259
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital	$ 77,284	$ 60,844
Excess Net Capital at 1000%	$ 76,284	$ 59,844
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.6 TO 1	0.2 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2012 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Stonegate Securities, Inc.



McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Stonegate Securities, Inc.

In planning and performing our audit of the financial statements of Stonegate Securities, Inc. (the "Company"), as of and for the years ended December 31, 2012 and 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

14

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.
A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

15

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

February 25, 2013

McBee & Co. • 718 Paulus Avenue • Dallas, Texas 75214

STONEGATE SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION

AS OF

DECEMBER 31, 2012



McBee & Co.

A Professional Corporation
Certified Public Accountants

**INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON
PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

Stonegate Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation [Form SIPC-7]) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Stonegate Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

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4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment noting no differences; and

5. Compared the amount of any over-payment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2013

McBee & Co. • 718 Paulus Avenue • Dallas, Texas 75214

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2012

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

    017359 FINRA DEC
    STONEGATE SECURITIES,INC.   20*20
    5950 SHERRY LN STE 410
    DALLAS, TX 752225-6552

    Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

    Name and telephone number of person to contact respecting this form

    Scott Griffith (214) 987-4121

2. A.   General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,110

    B.   Less payment made with SIPC-6 filed (exclude interest)   1,932
    7/30/2012
    _____
    Date Paid

    C.   Less prior overpayment applied

    D.   Assessment balance due or (overpayment)   2,178

    E.   Interest computed on late payment (see instruction E) for_____days at 20% per annum

    F.   Total assessment balance and interest due (or overpayment carried forward)

    G.   PAID WITH THIS FORM: $ 2,178
    Check enclosed, payable to SIPC
    Total (must be same as F above)

    H.   Overpayment carried forward

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

    _____

    _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct complete.

Stonegate Securities, Inc.
_____
(Name of Corporation, Partner or other organization)

_____
(Authorized Signature
PRESIDENT
_____
(Title)

Dated the _____ day of   February, 2013

This form and the assessment payment is due 60 days after the end of the fiscal year. retain the working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
    Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of Exceptions:

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DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
Beginning January 1, 2012
and ending December 31, 2012
Elimate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,644,085

2b. Additions

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net

    (7) Net loss from securities in investment accounts.

              Total Additions

2c. Deductions

    (1) Revenues from the distribution of shares of a registered open end investment company or unit

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

         Enter the greater of line (i) or (ii)

         Total deductions

2d. SIPC Net Operating Revenues $ 1,644,085

2e. General Assessment @ .0025 $ 4,110

                                         (to page 1, line 2.A.)